STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

April 16, 2008

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Rebecca Marquigny
Michelle Roberts

Re:	Lazard Retirement Series, Inc.
File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

On behalf of Lazard Retirement Series, Inc. (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, is Post-Effective Amendment No. 31 (“Amendment No. 31”) to the Fund’s Registration Statement (the “Registration Statement”) on Form N-1A filed with the Securities and Exchange Commission (the “Commission”). Amendment No. 31 is being filed solely to designate a new effective date for Amendment No. 29 to the Registration Statement filed on February 1, 2008 (“Amendment No. 29”). While the prospectus and statement of additional information included in Amendment No. 31 address certain of the comments (1) on Amendment No. 29 that were provided to the undersigned by Rebecca Marquigny of the staff of the Commission (the “Staff”) via telephone on March 17, 2008 and (2) on Amendment No. 30 to the Registration Statement filed on February 22, 2008 (“Amendment No. 30”) that were provided to the undersigned by Michelle Roberts of the Staff via telephone on March 24, 2008, this letter and Amendment No. 31 do not formally address those comments. The Fund plans to file a further amendment to the Registration Statement, prior to the effectiveness of Amendment No. 29 and Amendment No. 30, to respond to the Staff’s comments.

Should members of the Staff have any questions or comments regarding Amendment No. 31, they should call the undersigned at 212.806.5856 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Jaime E. Doninger

Jaime E. Doninger

cc: Janna Manes